

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

<u>Via E-mail</u>
Daniel W. Balsiger
President
Icon Vapor, Inc.
8525 Arjons Drive, Suite A
San Diego, CA 92126

> **Re: Icon Vapor, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed February 17, 2015**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have further comments.

1.   We note your response to prior comment 1. Please revise your risk factor to address (1) whether the amended Form 1-A was ever qualified and (2) whether, due to the modification of the option agreement, the resale of shares by Kodiak was properly conducted under Regulation A or some other exemption from registration. Please address potential risks to you and quantify those risks, to the extent possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director